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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVP Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 1450
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Perlstein (212) 962-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lanta Place	Boca Raton	FL	33433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RM

OATH OR AFFIRMATION

I, Steven Pérlstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVP Financial, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Virginia
County of Campbell

Subscribed and sworn before me by Steven Perlstein on 8/8/2019.

April Gray
Notary Public

Notarized online using audio-video communication

Signature

CEO
Title

APRIL GRAY
REGISTRATION NUMBER 7715818
COMMISSION EXPIRES APRIL 30, 2021

COMMONWEALTH OF VIRGINIA • ELECTRONIC NOTARY PUBLIC • N

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MVP Financial, LLC
Restated Consolidated Financial Statements
December 31, 2017

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MVP Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying restated consolidated statement of financial condition of MVP Financial, LLC as of December 31, 2017, the related restated consolidated statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the restated consolidated financial statements present fairly, in all material respects, the financial position of MVP Financial, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These restated consolidated financial statements are the responsibility of MVP Financial, LLC's management. Our responsibility is to express an opinion on MVP Financial, LLC's restated consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MVP Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The required supplemental information on pages 16 and 17 has been subjected to audit procedures performed in conjunction with the audit of MVP Financial, LLC's restated consolidated financial statements. The supplemental information is the responsibility of MVP Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the restated consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the required supplemental information on pages 16 and 17 is fairly stated, in all material respects, in relation to the restated consolidated financial statements as a whole.

Other Matter

In our report dated April 11, 2018, we expressed an opinion that the 2017 financial statements did not fairly present the financial position, results of operations, and cash flows of MVP Financial, LLC in accordance with the standards of the PCAOB because of a departure from such standards; MVP Financial, LLC did not present independent evidence regarding the valuation of the Company's wholly owned Special Purpose Entities (the SPE's). As described in Notes 1, 2, 4 and 6, the Company has obtained the independent valuations and they are included in the restated 2017 consolidated financial statements. Accordingly, our present opinion on the restated 2017 consolidated financial statements, as presented herein, is different from that expressed in our previous report.

Robert H. Garick, CPA, LLC

We have served as MVP Financial, LLC's auditor since 2014.

Boca Raton, Florida

August 9, 2019

MVP FINANCIAL, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2017

ASSETS		As Originally Stated		RESTATED (See Note 6)
Current Assets				
Cash	$	5,174	$	5,174
Total Current Assets		5,174		5,174
OTHER ASSETS				
Assets of special-purpose entities:				
Notes receivable		0		2,079,304,437
Swaps/Interest rate caps		0		1,077,175
Total Other Assets		0		2,080,381,612
TOTAL ASSETS	$	5,174	$	2,080,386,786
LIABILITIES AND MEMBER'S EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	11,934	$	11,934
Subordinated loan payable		25,000		25,000
Total Current Liabilities		36,934		36,934
Long-Term Liabilities of special-purpose entities				
Forward contracts and call options		0		1,988,585,978
Total Liabilities		36,934		1,988,622,912
Member's Equity		(31,760)		91,763,874
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,174	$	2,080,386,786

See the Accompanying Notes to Financial Statements.

MVP FINANCIAL, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2017

		As Originally Stated		RESTATED (See Note 6)
REVENUE				
Fee income	$	60,259	$	60,259
Total Revenue		60,259		60,259
EXPENSES				
Advertising		646		646
Communications and data processing		5,731		5,731
Dues and subscriptions		1,103		1,103
Interest expense		3,000		3,000
Insurance		576		576
Rent and office expense		7,104		7,104
Professional fees		35,529		35,529
Regulatory fees and expenses		3,702		3,702
Travel and entertainment		10,640		10,640
		68,031		68,031
Loss from operations	$	(7,772)	$	(7,772)
CHANGE IN NET VALUE OF SPECIAL-PURPOSE ENTITIES				
Change		0		10,104,037
Net Income	$	(7,772)	$	10,096,265

See the Accompanying Notes to Financial Statements.

MVP FINANCIAL, LLC

CONSOLIDATED STATEMENT OF MEMBER'S EQUITY

Year Ended December 31, 2017

		As Originally Stated		RESTATED (See Note 6)
Balance at end of December 31, 2016, as originally stated	$	(17,458)	$	(17,458)
Prior period adjustment (See Note 6)		-		81,691,597
Balance at end of December 31, 2016, as adjusted		(17,458)		81,674,139
Net Income (Loss)		(7,772)		10,096,265
Distributions		(6,530)		(6,530)
Balance at end of December 31, 2017	$	(49,218)	$	91,763,874

See the Accompanying Notes to Financial Statements.

MVP FINANCIAL LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

	As Originally Stated	RESTATED (See Note 6)
Cash Flow from Operations		
Net Income	$ (7,772)	$ 10,096,265
Adjustment reconciling net income to net cash flow from operations		
Reduction for non-cash change in net value of special-purpose entities	0	(10,104,037)
Changes in operating assets and liabilities		
CRD	725	725
Account payable an accrued liabilities	(2,285)	(2,285)
Net cash flow from operations	(9,332)	(9,332)
Cash Flow from Financing Activities		
Distributions	(6,530)	(6,530)
Net Cash Flow from Financing Activities	(6,530)	(6,530)
Net decrease in cash	(15,862)	(15,862)
Start of Year Cash	21,036	21,036
End of Year Cash	$ 5,174	$ 5,174
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest expense	$ 4,250	$ 4,250
Supplemental Disclosures of Non-Cash Investing Activity:		
Change in net value of special-purpose entities	$ 0	$ 10,104,037

See the Accompanying Notes to Financial Statements.

(1) Nature of business and summary of significant accounting policies

Nature of business

MVP Financial, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation incorporated January 15, 2004.

The Company's financial statements include the Company's wholly owned bankruptcy-remote entities (the "SPEs"), Hedge Beige LLC, MVP Blue LLC, Hedge Red LLC, MVP Green LLC, MVP Gray LLC, and MVP Silver LLC. The SPEs are bankruptcy-remote and were established solely to protect the Company's ability to meet its net obligation to clients, by shielding its assets from other creditors. In particular, the SPEs hold derivative instruments, in the form of interest-rate caps (issued by Canadian Imperial Bank of Canada, Credit Suisse, and National Bank of Canada), which are assets that change in value with interest rates, so that the SPEs can meet the net obligations of forward contracts and call options issued to clients, net of notes issued by those clients to the SPEs. None of the SPEs obligations are those of the Company. (See Note 6.)

Liquidity

The Company is restricted from conducting its securities business and it did not conduct securities business in 2017, due to insufficient regulatory net capital. The Company has negative working capital of approximately $32,000 at December 31, 2017. The Company believes it may not have sufficient liquidity as a result of no improvement in operating activities to fund working capital needs through the end of 2019. There is no assurance that the Company can be successful in obtaining additional debt or equity financing beyond 2019 if operating activities should deteriorate. In the event that the Company can't meet its operating requirements, future operations may need to be scaled back or discontinued. Management of the Company is involved in ongoing verbal negotiations with multiple entities that have an interest in capital infusion through equity ownership in the Company. Absent a capital infusion the Company would not be able to meet its obligations within the next year.

Summary of significant accounting policies

Revenue Recognition - Fees from financial advisory assignments are recognized in earnings when the services related to the underlying transactions are earned under the terms of the assignment. Expenses associated with such transactions are recognized as they are incurred.

Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2017.

Nature of business and summary of significant accounting policies (continued)

Management Fees – The Company receives management fees from clients of the SPEs for reporting and compliance services rendered with regard to the hedge transactions. Fees are recognized as earned. Income from the SPEs was approximately $60,000 in 2017, approximately $20,000 paid directly to the firm, the balance, approximately $40,000, earned indirectly, as payment for various firm expenses.

Income taxes - The Company and each of the wholly owned subsidiaries are single member limited liability companies and are treated as disregarded entities for income tax purposes. Earnings are included in the member's personal income tax returns and taxed depending on his personal tax situation. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2014.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Fair value of financial instruments - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ACS 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Nature of business and summary of significant accounting policies (continued)

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available; representing the company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Accordingly, the SPEs are all Level 3 Financial Instruments. (see chart below)

Change in Level 3 Financial Assets and Liabilities (Also see Notes 4 and 6)

Details for Assets and Liabilities of special-purpose entities

		Assets			Liabilities	
	Quantity: notional amount	Swaps/ Interest-Rate caps	Notes Receivable	Total	Forward contracts or call options	Member's Equity
	$	$	$	$	$	$
On December 2017						
MVP Gray	30,000,000	3,938	569,448,784	569,452,722	-535,908,528	33,544,194
MVP Blue	6,000,000	11,361	183,860,300	183,871,661	-153,545,432	30,326,229
MVP Green	2,780,000	14,508	125,721,235	125,735,743	-129,457,200	-3,721,457
MVP Silver	12,000,000	56,588	572,116,605	572,173,193	-540,995,644	31,177,549
Hedge Beige*	20,000,000	528,643	372,238,275	372,766,918	-372,751,152	15,766
Hedge Red*	11,200,000	462,137	255,919,238	256,381,375	-255,928,022	453,353
		1,077,175	2,079,304,437	2,080,381,612	-1,988,585,978	91,795,634
On December 2016						
MVP Gray	30,000,000	97,415	614,002,975	614,100,390	-583,317,570	30,782,820
MVP Blue	6,000,000	40,612	192,555,762	192,596,374	-165,048,603	27,547,771
MVP Green	2,780,000	90,400	115,307,799	115,398,199	-119,064,897	-3,666,698
MVP Silver	12,000,000	305,451	486,416,698	486,722,149	-460,214,823	26,507,326
Hedge Beige*	20,000,000	644,276	310,791,737	311,436,013	-311,402,585	33,428
Hedge Red*	11,200,000	494,777	207,956,388	208,451,165	-207,964,215	486,950
		1,672,931	1,927,031,359	1,928,704,290	-1,847,012,693	81,691,597
Change in 2017 to Net Value of SPEs						
MVP Gray		-93,477	-44,554,191	-44,647,668	47,409,042	2,761,374
MVP Blue		-29,251	-8,695,462	-8,724,713	11,503,171	2,778,458
MVP Green		-75,892	10,413,436	10,337,544	-10,392,303	-54,759
MVP Silver		-248,863	85,699,907	85,451,044	-80,780,821	4,670,223
Hedge Beige*		-115,633	61,446,538	61,330,905	-61,348,567	-17,662
Hedge Red*		-32,640	47,962,850	47,930,210	-47,963,807	-33,597
		-595,756	152,273,078	151,677,322	-141,573,285	10,104,037

* Has call option. The rest have forward contracts.

The "volume" of these derivative instruments (Interest-rate caps, forward contracts/ call options, notes receivable) within the SPEs, are measured in their notional amounts listed above.

There were no significant transfers between level 2 and Level 3 within the fair value hierarchy for the year ended December 31, 2017.

(2) Consolidated entities

The Company maintains a 100% ownership interest in six SPEs (see note 6) which were established to hedge the Company's risk in six different interest rate transactions each involving a series of leveraged forward contracts entered into with various clients. These SPEs allow the Company to meet its obligations to its clients under the agreements, earn fees, and earn a possible significant settlement advantage should interest rates rise high enough to produce significant credit spreads among bond issuers. Accordingly, the Company consolidates each of these SPEs.

These SPEs are maintained by the Company to achieve certain risk-management and profit based objectives. The client makes a down payment and signs a note payable to the Company for the balance of the purchase price of a financial product which provides for minimum bond deliveries at stated intervals along with a bonus of additional bonds based upon a stated notional amount should interest rates ever exceed a specified rate on enumerated measurement dates. The down payments are primarily used by the SPEs to purchase interest rate caps and/or swaptions whose proceeds are dedicated and equal to the amount of any bond delivery bonus. The fair value of the notes receivable and the interest rate caps or swaptions is worth at least the obligation under the forward contract and call options. A swaption is an option on an interest-rate swap that gives the client the right to enter into a specified interest-rate swap at a certain time in the future. When used as a hedge, a swaption can protect the client's liability exposure against future interest-rate changes. The SPE clients requested the Company accommodate hedges of interest rate risk. The Company took those clients at their word and is the counterparty for the six hedges that the clients purchased. The Company had no purpose in being a counterparty other than the fee it earned.

The Company does not provide tax advice for customers and has never discussed tax strategies with them.

As of December 31, 2017, the fair value of the notes receivable and swaptions totaled approximately $2.1 billion and the fair value of the financial product liability was approximately $2.0 billion, commensurately. During 2017, the net change in value of the SPEs increased approximately $10 Million.

Fair value measurement of SPEs

A description of the valuation techniques applied to the SPEs major categories of assets and liabilities measured at fair value on a recurring basis follows:

Fair value of notes receivable, swaps, and forward contracts or options are estimated using a discounted-cash-flow model, which is a subset of the income approach. They are differentiated based on their individual portfolio characteristics, such as product classification, pricing features, and remaining maturity. Assumptions for expected losses, prepayments and discount rates are adjusted to reflect the individual characteristics of the instruments, such as credit risk, term, and payment characteristics, as well as the secondary market conditions. There was limited or no observable market data for the identical instruments, which indicates that the market for these types of notes is considered to be inactive. Given the limited market data, these fair-value measurements

(2) Consolidated entities (continued)

cannot be determined with precision and changes in the underlying assumptions used, including discount rates, could significantly affect the results of current or future fair value estimates. In addition, the amount that would be realized in a forced liquidation, an actual sale or immediate settlement could be significantly lower than both the carrying value and the estimated fair value of the SPEs' portfolio.

An independent valuation firm, Empire Valuation Consultant (335 Fifth Avenue, New York NY 10118), valued the assets and liabilities of each of the six SPEs. They used standard financial-computation techniques and the Bloomberg Swap Manager Module, along with market data appropriate for each SPE. This data includes the 20-year high-quality bond spot rate, as reported by the U.S. Treasury. The assets and liabilities were valued based on expected cash flows related to a market transaction and do not take into account the tax status of the holder since such tax status would not affect the expected cash flows.

A discounted cash flow method is generally used to value performing credit-oriented investments. The fair value of the SPEs' financial product liabilities is a level 3 valuation that is estimated based on a discounted future cash-flow calculation using discount factors derived from current observable rates implied for other similar instruments with similar remaining maturities.

There is no ready market for these Level 3 financial instruments. See the chart at the end of Note 1 for the details.

(3) Subordinated loan agreement

During June 2009, the Company entered into a $50,000 subordinated loan agreement with a related party individual. The loan accrues interest at 12% per annum, with no specified repayment terms and is due on demand. As of December 31, 2017, total outstanding principal and accrued interest (included in accounts payable and accrued liabilities on the accompanying Statement of Financial Condition) was $25,000 and $1,750, respectively. Interest expense incurred on this loan totaled $3,000 for the year ended December 31, 2017.

(4) Concentrations of credit risk

The financial instruments and SPEs were constructed so that the credit risk is from the investment banks that issued the Swaps held by the SPEs. The forward contract and notes can be cash settled at the Company's discretion, which nets out the Company's net obligations and assets in the SPEs. The instruments themselves contain their own master netting agreement for those instruments.

Derivative instruments, hedging, and credit risk

The SPEs are bankruptcy-remote and were established solely to protect the Company's ability to meet its net obligation to clients, by shielding its assets from other creditors. In particular, the SPEs hold derivative instruments, in the form of interest-rate caps (issue by Canadian Imperial Bank of Canada, Credit Suisse, and National Bank of Canada), which are hedging assets that change in value with interest rates, so that the SPEs can meet the net obligations of forward contract and call options issued to clients, net of notes issued by those clients to the SPEs. The credit risk faced by these SPEs is that one or more of these investment banks will default on those interest-rate caps.

The SPE uses the interest-rate caps as cash flow hedging instruments to insure it meets its net obligations under the forward contracts and call options issued to clients, net of the notes. All of these instruments are accounted for by the standard income method described above. The forward contracts and call options issued to clients are structured so that the interest rate caps in terms of financial position and cash flow meet the net obligation of the SPE. Their financial performance is structured to always be nonnegative. See Empire Valuation Reports for details.

The forward contracts and call options were purchased by clients as insurance against a large increase in interest rates, which would adversely affect their businesses. Since such an increase has not occurred, there has been no payoff by the SPEs that would entail cash flow from the interest-rate caps.

Some or all of the SPE clients take interest deductions on their income tax returns based on the Original Issue Discount (OID) generated from the SPE instruments. However, from documents publicly filed in three U.S. Tax Court cases as early as November 2016, it has been alleged by the IRS that the purported lending transactions associated with two of the SPEs (MVP Silver & MVP Gray) "were a sham or lack economic substance" and "should be disregarded under the doctrine of substance over form or the step-transaction doctrine". Furthermore, the IRS alleged the purported lending transaction "did not create any bona fide indebtedness for federal tax purposes".

In a third U.S. Tax Court case filed by Jaime Dermody and his wife, Dermody used his company, Financial Engineering I LLC, to structure transactions for, advise and eventually purchased a 1.2% ownership interest in what the IRS called the "Aegis Shield transaction" The IRS alleged that the transaction, which was described as an interest rate hedging arrangement, "was not entered into for profit or income purposes, but rather was a tax motivated transaction, and that transaction is to be disregarded based on common law lack of economic substance or on the doctrine of substance over form." The counterparty to MVP Gray is a set of owners that were coordinated by Aegis Shield LLC.

The IRS court positions on referenced transactions are assertions, which to date, have not been adjudicated or settled, and thus are only allegations.

Considering the contradictory position of the IRS, that the transactions are not valid as written and only the interest-rate caps exist, i.e., the forward contracts or call options, and notes receivable do not exist in economic reality, then the assets and liabilities would only be the interest-caps purchased by MVP from banks, and matching interest-rate caps sold by MVP to the clients. There would be no forward contracts or call options, and no notes receivable, as described in the chart below.

INTEREST-RATE CAPS	Quantity: notional amount	Assets: caps owned	Liabilities: caps owed	Total
	$	$	$	$
As of 31 December 2017				
MVP Gray	30,000,000	3,938	-3,938	0
MVP Blue	6,000,000	11,361	-11,361	0
MVP Green	2,780,000	14,508	-14,508	0
MVP Silver	12,000,000	56,588	-56,588	0
Hedge Beige	20,000,000	528,643	-528,643	0
Hedge Red	11,200,000	462,137	-462,137	0
		1,077,175	-1,077,175	0
As of 31 December 2016				
MVP Gray	30,000,000	97,415	-97,415	0
MVP Blue	6,000,000	40,612	-40,612	0
MVP Green	2,780,000	90,400	-90,400	0
MVP Silver	12,000,000	305,451	-305,451	0
Hedge Beige	20,000,000	644,276	-644,276	0
Hedge Red	11,200,000	494,777	-494,777	0
		1,672,931	-1,672,931	0
Change during 2017				
MVP Gray		-93,477	93,477	0
MVP Blue		-29,251	29,251	0
MVP Green		-75,892	75,892	0
MVP Silver		-248,863	248,863	0
Hedge Beige		-115,633	115,633	0
Hedge Red		-32,640	32,640	0
		-595,756	595,756	0

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had a net capital deficit of $(31,760), which was $36,760 below its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was -1.163 to 1.

The Company was not in compliance with its net capital requirement during the year ended December 31, 2017.

As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date these financial statements were available to be issued, the likelihood and amount of these fines and penalties is undeterminable.

(6) Prior Period Adjustments and Restatement of financial statements

Beginning member's equity has been adjusted by $81,691,597 to give effect to the impact of consolidating the SPEs as of December 31, 2016

The Company has restated its 2017 financial statements to give effect to the consolidation of its wholly owned subsidiaries, the SPEs. The effects of the consolidation are as follows: (Also see Notes 1 and 4)

	As Originally Stated without SPEs	Adjustment for Consolidation of SPEs	As Restated with Consolidation of SPEs
	$	$	$
Notes Receivable - SPEs	0	2,079,304,437	2,079,304,437
Interest Rate Caps/Swaps - SPEs	0	1,077,175	1,077,175
Total Assets	5,174	2,080,381,612	2,080,386,786
Forward Contracts/Call Options - SPEs	0	1,988,585,978	1,988,585,978
Total Liabilities	36,934	1,988,585,978	1,988,622,912
Member's Equity	(31,760)	91,795,634	91,763,874
Net Income and Change in Net Value of SPEs	(7,772)	10,104,037	10,096,265

(7) Subsequent events

The Company has evaluated subsequent events through August 9, 2019 the date that the financial statements were revised and available to be issued.

In May 2018, various scrivener errors were corrected in the contracts between the SPEs and the clients (by mutual written agreement), however these Financial Statements do not reflect those corrections.

In November 2018, the client for which Hedge Beige LLC is the counterparty exchanged its call option for the underlying Swaps that Hedge Beige LLC owned to hedge its obligations to that client. At that time, Hedge Beige LLC ceased to function.

In December 2018, the ownership of the remaining SPEs was distributed from the Company to the sole owner of the Company, Steven Perlstein.

MVP FINANCIAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15C3-1
December 31, 2017

		As Originally Stated		RESTATED (See Note 6)
Aggregate Indebtedness Without Subsidiaries				
Accounts payable and accrued liabilities	$	11,934	$	11,934
Subordinated loan payable		25,000		25,000
Total Aggregate Indebtedness	$	36,934	$	36,934
Net Capital				
Total member's equity from statement of financial condition	$	(31,760)		91,763,874
Add liabilities of consolidated special-purpose entities				1,988,585,978
Forward contracts and call options		0		
Deductions for non-allowable assets				
Assets of consolidated special-purpose entities				
Notes receivable		0		(2,079,304,437)
Swaps/Interest rate caps		0		(1,077,175)
Net Capital (Deficit)		(31,760)		(31,760)
Minimum required net capital		5,000		5,000
Net capital deficiency	$	(36,760)	$	(36,760)
Net capital (deficit) less greater of 10% of aggregate indebtedness or120% of minimum required net capital	$	(42,760)	$	(42,760)
Ratio of aggregate indebtedness to net capital (deficit)		(1.1629)		(1.1629)

Reconciliation With Company's Amended Computation (Included In Part II Of Form X-17A-5 As Of December 31, 2017.		As Originally Stated	RESTATED (See Note 6)
Net loss as per company's part ii (unaudited) focus report	$	(4,169) $	(4,169)
Adjustment to audited statements			
Consolidation of special-purpose entities		0	10,104,037
Other		(3,603)	(3,603)
Net income per audit	$	(7,772) $	10,096,265

Reconciliation with Company's Amended Statement of
Member's Equity as of December 31, 2017

As reported in Company's Part II (unaudited) Focus Report.	$	(31,760)	(31,760)
Consolidated special-purpose entities:			
Loans receivable		0	2,079,304,437
Swaps/Interest rate caps		0	1,077,175
Forward contracts and call options		0	(1,988,585,978)
Members Equity	$	(31,760) $	91,763,874

Statement of Changes In Liabilities Subordinated
To Claims Of General Creditors

During 2017, there were no changes to liabilities subordinated to claims of general creditors.

Statement Pursuant To Exempt Provision Under Rule 15c3.3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3, based on Paragraph (k)(2)(ii) of that Rule.